PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated July 6, 2001	Registration No. 333-63642

Midway Games Inc.

10,870,877 Shares of
Common Stock, par value $.01

    This prospectus supplement relates to the resale, by the selling stockholders named below, of shares of our common stock issued or to be issued upon conversion of our Series B Convertible Preferred Stock and exercise of warrants. This prospectus supplement should be read in conjunction with the prospectus dated July 6, 2001, which must be delivered with this prospectus supplement.

    Our principal executive office has moved and is now located at 2704 West Roscoe Street, Chicago, IL 60618.

Investing in our common stock involves risks.
Please refer to the section headed "Risk Factors" beginning on page 2 of the accompanying prospectus for a discussion of these risks.

The date of this prospectus supplement is August 24, 2001.

    Gerard Klauer Mattison & Co., Inc., a former selling stockholder, sold its placement agent warrant to purchase 555,161 shares of our common stock. Therefore, Gerard Klauer is no longer a selling stockholder. The selling stockholder table found in the accompanying prospectus on page 12 is hereby amended in its entirety to reflect this change and the other changes in beneficial ownership of our common stock by the selling stockholders, as follows:

Name and any Position with Midway	Amount and Nature of Beneficial Ownership	Shares to be Sold (1)		Shares Beneficially Owned After Offering	Percent of Class Beneficially Owned After Offering (2)

Smithfield Fiduciary LLC	4,541,556(3)	6,640,307		737,028(4)	1.9%

Peconic Fund, Ltd.	2,424,934(5)	3,684,184		442,217(4)	1.2%

Neil D. Nicastro, Chairman of the Board, Chief Executive Officer, President and Chief Operating Officer	2,990,082(6)	491,224		2,725,720(7)	6.8%

ConvertArb.com LLC	55,161(8)	55,161	(8)	0	0.0%

(1)
Based on agreements with us, represents the portion of the 10,870,877 shares of common stock being offered by this prospectus that the holder could sell. Does not constitute a commitment by the holder to sell any or all of the stated number of shares. Each selling stockholder will determine the number of these shares to be sold by that holder from time to time.

(2)
Based on 37,846,560 shares of common stock outstanding as of August 21, 2001. Shares issuable upon the conversion of preferred stock, or the exercise of warrants or options held or exercisable within 60 days by such person are deemed to be outstanding with respect to the calculation of that person's percent of class.

(3)
Represents 3,416,556 shares of common stock issuable upon the conversion of initial and additional preferred stock and 1,125,000 shares of common stock underlying warrants. 500,000 of these shares represent shares issuable upon the exercise of warrants formerly owned by Gerard Klauer. Highbridge Capital Management, LLC ("HCM") is the trading manager of Smithfield Fiduciary LLC and consequently has voting control and investment discretion over securities held by Smithfield. Glenn Dubin and Henry Swieca control HCM. HCM, Glenn Dubin and Henry Swieca disclaim beneficial ownership of the shares held by Smithfield.

(4)
Represents shares of common stock issuable upon the conversion of additional shares of convertible preferred stock.

(5)
Represents 2,049,934 shares of common stock issuable upon the conversion of initial and additional preferred stock and 375,000 shares of common stock underlying warrants. Ramius Capital Group, LLC is the investment adviser of Peconic Fund, Ltd. and consequently has voting control and investment discretion over securities held by Peconic. Ramius Capital disclaims beneficial ownership of the shares held by Peconic. Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark and Strauss may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital.

(6)
Represents 332,286 shares of common stock issuable upon the conversion of initial and additional preferred stock, 50,000 shares of common stock underlying warrants, 1,891,850 shares of common stock underlying stock options and 774,908 shares of common stock outright.

(7)
Represents 58,962 shares of common stock issuable upon the conversion of additional shares of preferred stock, 50,000 shares of common stock underlying warrants, 1,891,850 shares of common stock underlying stock options and 774,908 shares of common stock outright.

(8)
Represents 55,161 shares of common stock underlying warrants formerly owned by Gerard Klauer.